SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

December 19, 2019

Securities and Exchange Commission – SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that Credicorp’s Board of Directors, in its session held on December 19, 2019, agreed to change the composition of its Corporate Governance Committee, which in consequence will be formed by:

•	Patricia Lizárraga Guthertz
•	Fernando Fort Marie
•	Juan Carlos Verme Giannoni
•	Barbara Bruce Ventura (member of the Board of Directors of Banco de Crédito del Perú)

This communication modifies the agreement adopted by the Board of Directors at its meeting held on April 27, 2017 and informed to the market as a Material Event on the same date.

As per Credicorp Corporate Governance Policies, the members of this Committee shall designate the new Chair from among its members in its next session.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2019

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative